Mail Stop 4561

May 6, 2008

Mr. John McAdam
Chief Executive and President
F5 Networks, Inc.
401 Elliot Ave West
Seattle, WA 98119

      Re: **F5 Networks, Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2007
              Filed November 19, 2007
              File No. 000-26041

Dear Mr. McAdam:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Mark Kronforst
              Accounting Branch Chief